Exhibit 12.1

Natural Resource Partners L.P.
Consolidated Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings
Income (loss) from continuing operations before income taxes	$213,355	$169,621	$96,713	$(260,171)	$95,214
(+) Fixed charges	54,360	64,773	80,647	94,881	94,949
(+) Amortization of capitalized interest	—	—	—	—	—
(+) Distributed income of equity investees	—	24,113	43,005	46,795	46,550
(-) Income from equity investee	—	(34,186)	(41,416)	(49,918)	(40,061)
(-) Capitalized interest	—	—	—	—	—
(-) Non-controlling interest in pre-tax income of subsidiaries	—	—	—	—	—
Total Earnings	$267,715	$224,321	$178,949	$(168,413)	$196,652

Fixed Charges
All interest charges include in other (income) expense	$53,972	$64,396	$80,185	$93,827	$94,058
(+) Capitalized interest	—	—	—	—	—
(+) Estimated interest portion of rental expenditures	388	377	462	1,054	891
Total Fixed Charges	$54,360	$64,773	$80,647	$94,881	$94,949

Ratio of Earnings to Fixed Charges	4.92	3.46	2.22	*	2.07

* The Partnership's earnings did not cover fixed charges by $263.3 million for the year ended December 31, 2015